September 24, 2013 VIA EDGAR	Lauren B. Prevost 404-504-7744 lprevost@mmmlaw.com www.mmmlaw.com

Mr. Tom Kluck, Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Cole Credit Property Trust V, Inc.

Registration Statement on Form S-11

Filed July 11, 2013

File No. 333-189891

Dear Mr. Kluck:

On behalf of Cole Credit Property Trust V, Inc. (the “Company”), please find transmitted herewith for filing the Company’s Pre-Effective Amendment No. 1 (the “Amendment”) to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) on September 24, 2013 (Registration No. 333-189891) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.

The Amendment is being filed principally in response to comments of the Commission’s staff (the “Staff”) set forth in the Commission’s letter dated August 7, 2013. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Prospectus (the “Prospectus”) as revised and included in the Amendment.

On behalf of the Company, we respond to the specific comments of the Staff as follows:

General

Comment No. 1: Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please:

•	Disclose that you are an emerging growth company;

•	Describe how and when a company may lose emerging growth company status; and

•	Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934.

Phone: 404.233.7000 | www.mmmlaw.com

1600 Atlanta Financial Center | 3343 Peachtree Road, NE | Atlanta, Georgia 30326

Atlanta • Beijing • Raleigh-Durham • Savannah • Taipei • Washington, DC

MORRIS, MANNING & MARTIN, LLP

Mr. Tom Kluck, Legal Branch Chief

Securities and Exchange Commission

Response: The Company submits that it does not intend to utilize the provisions of the Jumpstart Our Business Startups Act (the “JOBS Act”) applicable to an emerging growth company, as defined in the JOBS Act, nor will the Company avail itself of any relief that may be provided to emerging growth companies under such act. As a result, the Company respectfully notes the disclosure in the “Prospectus Summary – Jumpstart Our Business Startups Act” section of the Prospectus, which states that it is the Company’s intention not to utilize the provisions of the JOBS Act and the Company has irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of such act.

Comment No. 2: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company will submit to the Staff copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, the Company will submit to the Staff any research reports about the Company that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the offering to the extent that the Company becomes aware of such research reports.

Comment No. 3: We note that you may invest in mortgage, mezzanine, bridge and other loans related to real estate and investment in other entities and make equity investments in commercial real property. We also note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Response: As discussed in more detail in the “Investment Objectives and Policies – Investment Limitations to Avoid Registration as an Investment Company” section of the Prospectus, the Company intends to conduct its operations, and the operations of its operating partnership and any other subsidiaries, so that no such entity meets the definition of an “investment company” under Section 3(a)(1) of the Investment Company Act of 1940, as amended (the “Investment Company Act”). Under the Investment Company Act, in relevant part, a company is an “investment company” if:

•	pursuant to Section 3(a)(1)(A), it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

•

pursuant to Section 3(a)(1)(C), it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of U.S.

MORRIS, MANNING & MARTIN, LLP

Mr. Tom Kluck, Legal Branch Chief

Securities and Exchange Commission

government securities and cash items) on an unconsolidated basis (the “40% test”). “Investment securities” excludes U.S. Government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

The Company intends to acquire a diversified portfolio of income-producing real estate assets; however, its portfolio may include, to a much lesser extent, other real estate-related investments. The Company anticipates that its assets generally will be held in wholly and majority-owned subsidiaries of the Company. The Company intends to monitor its operations and its assets on an ongoing basis in order to ensure that neither the Company, nor any of its subsidiaries, meets the definition of “investment company” under Section 3(a)(1) of the Investment Company Act.

The Company believes that neither it, its operating partnership or any subsidiaries will be considered investment companies under Section 3(a)(1)(A) of the Investment Company Act because none of these entities will engage primarily or hold themselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, the Company, its operating partnership and any subsidiaries will be engaged primarily in non-investment company businesses related to real estate. Consequently, the Company expects that it, its operating partnership and any subsidiaries will be able to conduct their respective operations such that none of these entities will be required to register as an investment company under the Investment Company Act.

In addition, because the Company is organized as a holding company that will conduct its business primarily through its operating partnership, which in turn is a holding company that will conduct its business through its subsidiaries, the Company intends to conduct its operations, and the operations of its operating partnership and any other subsidiary, so that the Company will not meet the 40% test under Section 3(a)(1)(C) of the Investment Company Act.

Comment No. 4: Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5 and CF Disclosure Guidance Topic No. 3.

Response: The Company will provide the Staff with all sales literature, including material that will be used only by broker-dealers. The Company is aware of the requirements of Item 19.D of Industry Guide 5 and CF Disclosure Topic No. 3.

Comment No. 5: Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

MORRIS, MANNING & MARTIN, LLP

Mr. Tom Kluck, Legal Branch Chief

Securities and Exchange Commission

Response: The Company submits that the only graphics, maps, photographs and related captions or other artwork, including logos, that it intends to use in the Prospectus at this time are the logo of the Company’s sponsor (which is used on the front and back covers of the Prospectus as well as on Appendices B, C, D and E to the Prospectus) and the organizational chart on page 14 of the Prospectus. The Company undertakes to submit the sponsor’s logo in a supplemental filing and to submit any additional examples of graphics, maps, photographs and related captions or other artwork, if any, to the Staff for review prior to using them in any preliminary Prospectus.

Comment No. 6: Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.

Response: In accordance with the Staff’s comment, the Company has reviewed the applicability of the tender offer rules, including Rule 13e-4, Regulation 14E and the relevant no-action letters, to its share redemption program in determining that the plan is consistent with relief granted by the Division of Corporation Finance in prior no action letters.

Comment No. 7: We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

Response: In accordance with the Staff’s comment, the Company has reviewed all elements of its share redemption program in determining that the plan is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted to Alston & Bird LLP dated October 22, 2007.

Prospectus Cover Page

Comment No. 8: We note that your cover page is written using a type size that is difficult to read, especially with its concentration of text. Please ensure that the prospectus is printed in size 10-point font or greater.

Response: The Company submits that the final prospectus, which will remove the preliminary prospectus and “Subject to Completion” language, will be printed in type that is not difficult to read. The Company further submits that the disclosure provided on the cover page of the Company’s Prospectus is disclosure that (a) is required pursuant to federal or state law, (b) has been required by the Staff or by state securities examiners in comparable public offerings of securities by the Company’s sponsor or its

MORRIS, MANNING & MARTIN, LLP

Mr. Tom Kluck, Legal Branch Chief

Securities and Exchange Commission

affiliates or by other companies in the REIT industry, or (c) provides material information necessary for investors to fully understand the Company and the offering. The Company will be unable to increase the type size on the cover page any further (after the removal of the preliminary prospectus and “Subject to Completion” language and the corresponding type size increase that will occur upon such removal) unless disclosure that falls into one or more of the above categories is removed.

Comment No. 9: Please add risk factors to address the risk that you may incur significant fees if you terminate your advisory agreement. Please make similar revisions to your Summary and Risk Factors sections as appropriate.

Response: The Company submits that the risk factors on the cover page of the Prospectus, the “Prospectus Summary – Summary Risk Factors” and the “Risk Factors – Risks Related to Conflicts of Interest – Our advisor and its affiliates, including our dealer manager, will face conflicts of interest caused by their compensation arrangements with us, including compensation that may be required to be paid to our advisor if our advisor is terminated, which could result in actions that are not in the long-term best interests of our stockholders” sections of the Prospectus contained in the Amendment have been revised to disclose that significant compensation may be paid to the Company’s advisor if the advisory agreement is terminated.

Questions and Answers about this Offering, page 1

How are you different from your competitors..., page 1

Comment No. 10: Please define “creditworthy” and clarify whether you may accept tenants that are not rated. Additionally, please define “power center.”

Response: With respect to the Staff’s comment to define “creditworthy,” the Company respectfully submits that a discussion of the determination of a tenant’s creditworthiness is provided in the “Questions and Answers About This Offering – How will you determine whether tenants are creditworthy” section on page 2 of the Prospectus. The Company has included additional explanatory language regarding how it determines the creditworthiness of a tenant in this section of the Prospectus contained in the Amendment. As a result of this more expansive disclosure, the Company has added a cross-reference to such discussion in the “Questions and Answers About This Offering – How are you different from your competitors who offer non-listed finite-life public REIT shares or real estate limited partnership units?” section of the Prospectus contained in the Amendment. The Company also has clarified that it may accept tenants that are not rated in the “Investment Objectives and Policies – Acquisition and Investment Policies – Real Estate Underwriting Process” section of the Prospectus contained in the Amendment.

With respect to the Staff’s comment to define “power center,” the “Questions and Answers About This Offering – How are you different from your competitors who offer non-listed finite-life public REIT shares or real estate limited partnership units?” section of the Prospectus contained in the Amendment has been revised to include additional explanatory language defining the term “power center.”

MORRIS, MANNING & MARTIN, LLP

Mr. Tom Kluck, Legal Branch Chief

Securities and Exchange Commission

Prospectus Summary, page 9

Conflict of Interest, page 13

Comment No. 11: Please disclose the approximate number of hours per week your managers will devote to your business.

Response: The Company respectfully submits that it cannot accurately approximate the number of hours per week that the managers will devote to the Company’s business. Such an estimate would be based on factors that are purely speculative at this time, including the amount of capital raised in the Company’s offering, the number and size of investment properties owned, the amount and types of financing placed on the properties, the number of investment opportunities available to the Company, and the complexity of any such investment opportunities, among others, and will fluctuate based on the stage of the offering. The Company does note that its directors and its advisor owe fiduciary duties to the Company and its stockholders, as disclosed in the “Management – General” and “Management – Our Advisor” sections of the Prospectus, among others. The Company also notes that it believes that its advisor has sufficient staff and experience so as to be capable of fulfilling its duties as the Company’s advisor, as disclosed in the “Management – The Advisory Agreement” section of the Prospectus. As a result, the Company respectfully believes that an estimate would be purely speculative and would not provide any additional material information to potential investors.

Comment No. 12: Please increase the size of the chart so that it is legible.

Response: The Company has increased the size of the chart contained in the “Prospectus Summary – Conflicts of Interest” section of the Prospectus contained in the Amendment.

Compensation to Our Advisor and its Affiliates, page 15

Comment No. 13: In future filings that require Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor by type of fee and break out the amounts paid pursuant to the reimbursement provision.

Response: The Company hereby undertakes to include in future filings that require disclosure pursuant to Item 404 of Regulation S-K the amount of fees paid to the advisor and the amounts paid pursuant to the reimbursement provision, if any.

Risk Factors, page 22

Comment No. 14: Please add a risk factor to address the impact on you if your advisor is internalized by another entity.

Response: The Company respectfully believes that the internalization of its advisor by another entity would not result in any additional material risks to the Company. Pursuant to the advisory agreement, either party may terminate such agreement without cause or penalty upon 60 days’ written notice. Such termination is the principal risk associated with the internalization of the advisor by another entity; however, such provision exists regardless of whether the advisor is internalized by another entity. Furthermore, as disclosed in the “Management – The Advisory Agreement” section of the Prospectus, in

MORRIS, MANNING & MARTIN, LLP

Mr. Tom Kluck, Legal Branch Chief

Securities and Exchange Commission

the event of the termination of the advisory agreement, the advisor is required to cooperate with the Company and take all reasonable steps requested by the Company to assist the Company’s board of directors in making an orderly transition of the advisory function. Therefore, the Company respectfully believes that additional risk factor disclosure regarding termination of the advisory agreement, which is the principal risk associated with the internalization of the advisor by another entity, would not provide any additional material information to potential investors.

Management, page 61

Comment No. 15: Please provide a table disclosing the names of principal shareholders with investment control. See Item 403 of Regulation S-K for guidance.

Response: As disclosed in the “Prospectus Summary – Conflicts of Interest,” “Description of Shares,” “Description of Shares – Formation Transaction” and “Plan of Distribution – Shares Purchased by Affiliates” sections of the Prospectus, as well as the financial statements attached to the Prospectus, CREInvestments, LLC is the sole stockholder of the Company. As a result, the Company submits that the information required by Item 403 of Regulation S-K is provided in the Prospectus, and a separate section for such information would not provide any additional material information to potential investors.

Executive Officers and Directors, page 63

Comment No. 16: In the description of Mr. Lynn, please explain the phrase “Class A multifamily and mixed-use properties.”

Response: The Company submits that Dr. Lynn’s biography has been revised in the Amendment to remove the term “Class A” (which term is not used elsewhere in the Prospectus) and to more clearly explain the business of Avalonbay, Inc.

Conflicts of Interest, page 88

Comment No. 17: We note your disclosure regarding affiliates that may compete for properties and tenants. Please revise to include the amounts available to such affiliates for investment and any additional amounts they may raise.

Response: The Company notes that Cole Credit Property Trust, Inc. and Cole Real Estate Investments, Inc. are not currently offering shares for investment, as disclosed in the “Conflicts of Interest – Interests in Other Real Estate Programs and Other Concurrent Offerings” section of the Prospectus, and Cole Credit Property Trust II, Inc. (now known as Spirit Realty Capital, Inc.) is no longer an affiliate of the Company. The “Conflicts of Interests – Interests in Other Real Estate Programs and Other Concurrent Offerings” section of the Prospectus has been revised in the Amendment to disclose certain information, including the offering size, gross proceeds raised and additional amount authorized to be raised by Cole Credit Property Trust IV, Inc., Cole Corporate Income Trust, Inc., Cole Real Estate Income Strategy (Daily NAV), Inc. and Cole Office & Industrial REIT (CCIT II), Inc.

MORRIS, MANNING & MARTIN, LLP

Mr. Tom Kluck, Legal Branch Chief

Securities and Exchange Commission

Investment Objectives and Policies, page 95

Comment No. 18: Based on your current expectations and estimates, please revise your disclosure to assign percentages to each asset class to clarify the allocation of your investment portfolio or advise.

Response: As disclosed throughout the Prospectus, including the “Investment Objectives and Criteria – Acquisition and Investment Policies” section, the Company submits that the primary area of focus for the net proceeds of the offering is to invest in income-producing necessity retail properties. The Company also may decide to invest in other income-producing properties, such as office and industrial properties; however, that is not the primary focus of the Company’s investments, and the Company intends to only engage in such investments on an opportunistic basis consistent with the Company’s goal of providing investors with a relatively stable stream of current income. Similarly, on an opportunistic basis consistent with the aforementioned goal of the Company, the Company may further diversify its portfolio by making and investing in mortgage, bridge or mezzanine loans secured by the same types of properties that the Company may acquire directly, and the Company may invest in other real estate-related securities. Because the Company’s primary focus for the net proceeds from the offering is to invest in income-producing necessity retail properties, and the Company does not intend to engage in the other types of investments described above, except on an opportunistic basis, it is not possible to provide an estimate of the amount of offering proceeds that will be invested in assets other than income-producing necessity retail properties.

Prior Performance Tables, page A-1

Table III, page A-6

Comment No. 19: We note that some of the net (loss) income amounts attributable to the company – GAAP basis amounts do not agree with the amounts filed in the annual report on Form 10-K for the respective prior real estate programs. Please clarify and/or revise accordingly.

Response: The Company submits that the disclosure referenced in the Staff’s comment has been revised in the Amendment to conform to the information provided in the applicable Annual Report on Form 10-K.

Exhibits

Comment No. 20: Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed as EDGAR correspondence. In addition, we note the exhibit list includes “form of” agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement. Please note that the final executed version of Exhibit 3.1 must be filed prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.

Response: The Company notes that all exhibits to the Registration Statement, except for the legal and tax opinions, have been attached as exhibits to the Amendment or were attached as exhibits to the initial

MORRIS, MANNING & MARTIN, LLP

Mr. Tom Kluck, Legal Branch Chief

Securities and Exchange Commission

Registration Statement filed on July 11, 2013. Forms of the legal and tax opinions are attached hereto as Exhibits A and B, respectively. With respect to the “forms of” agreements that were attached as exhibits to the Registration Statement and the “forms of” legal and tax opinion attached hereto, the Company intends to file executed versions of such documents prior to effectiveness of the Registration Statement, except for the Dealer Manager Agreement, which, when executed, will be attached to a Form 8-K that will be filed following effectiveness of the Registration Statement. The Company understands that the final executed version of Exhibit 3.1 must be filed prior to effectiveness of the Registration Statement.

* * * * *

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7744.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Lauren B. Prevost

Lauren B. Prevost

cc: D. Kirk McAllaster, Jr.

EXHIBIT A

See attached.

VENABLE LLP

                , 2013

Cole Credit Property Trust V, Inc.

2325 East Camelback Road, Suite 1100

Phoenix, Arizona 85016

Re: Registration Statement on Form S-11 (File No. 333-189891)

Ladies and Gentlemen:

We have served as Maryland counsel to Cole Credit Property Trust V, Inc., a Maryland corporation (the “Company”), in connection with certain matters of Maryland law arising out of the registration of 300,000,000 shares (the “Shares”) of common stock, $0.01 par value per share, of the Company (the “Common Stock”) covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”). 250,000,000 Shares (the “Public Offering Shares”) are issuable in a public offering (the “Offering”) pursuant to subscription agreements (the “Subscription Agreements”) and 50,000,000 Shares (the “Plan Shares”) are issuable pursuant to the Company’s Distribution Reinvestment Plan (the “Plan”), subject to the right of the Company to reallocate Shares between the Offering and the Plan as described in the Registration Statement.

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (herein collectively referred to as the “Documents”):

1. The Registration Statement and the related form of prospectus included therein (including, without limitation, the forms of Subscription Agreements attached thereto as Appendix B, Appendix C, Appendix D and Appendix E and the Plan attached thereto as Appendix F) in the form in which it was transmitted to the Commission under the 1933 Act;

2. The charter of the Company (the “Charter”), certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3. The Bylaws of the Company, certified as of the date hereof by an officer of the Company;

Cole Credit Property Trust V, Inc.

                , 2013

4. A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

5. Resolutions adopted by the Board of Directors of the Company relating to the sale, issuance and registration of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

6. A certificate executed by an officer of the Company, dated as of the date hereof; and

7. Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4. All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

5. The Shares will not be issued or transferred in violation of any restriction or limitation on transfer and ownership of shares of stock of the Company contained in Article VI of the Charter.

6. Upon the issuance of any of the Shares, the total number of shares of Common Stock issued and outstanding will not exceed the total number of shares of Common Stock that the Company is then authorized to issue under the Charter.

Cole Credit Property Trust V, Inc.

                , 2013

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1. The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2. The issuance of the Public Offering Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Subscription Agreements and the Registration Statement, the Public Offering Shares will be validly issued, fully paid and nonassessable.

3. The issuance of the Plan Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Plan and the Registration Statement, the Plan Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with any federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by the laws of any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of judicial decisions which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,

EXHIBIT B

See attached.

                , 2013

Cole Credit Property Trust V, Inc.

2325 East Camelback Road, Suite 1100

Phoenix, Arizona 85106

Re: Tax Opinion for REIT Status and Registration Statement on Form S-11

Dear Ladies and Gentlemen:

We have acted as counsel to Cole Credit Property Trust V, Inc., a Maryland corporation (the “Company”), in connection with the filing of the registration statement on Form S-11, Registration No. 333-189891, as such registration statement may be further amended from time to time (the “Registration Statement”), with the Securities and Exchange Commission (the “Commission”), relating to the proposed offering of up to 300,000,000 shares of common stock, $.01 par value per share (the “Shares”), of the Company.

The opinions set forth in this letter are based on relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder by the U.S. Department of the Treasury (including proposed and temporary regulations), and interpretations of the foregoing as expressed in court decisions, administrative determinations, and the legislative history, all as of the date hereof. These provisions and interpretations are subject to differing interpretations or change at any time, which may or may not be retroactive in effect, and which could adversely affect our opinions. In this regard, an opinion of counsel with respect to an issue represents counsel’s best judgment as to the outcome on the merits with respect to such issue, is not binding on the Internal Revenue Service (the “IRS”) or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to an issue, or that a court will not sustain such a position if asserted by the IRS.

In connection with rendering the opinions expressed below, we have examined originals (or copies identified to our satisfaction as true copies of the originals) of the following documents: (1) the Registration Statement; (2) the Company’s Articles of Incorporation, as filed as an exhibit to the Registration Statement; (3) the Company’s bylaws, as filed as an exhibit to the Registration Statement (the “Bylaws”); (4) the Agreement of Limited Partnership, as amended, of Cole Operating Partnership V, LP (the “Operating Partnership”); and (5) such other documents as may have been presented to us by the Company from time to time. In addition, we have relied upon the factual representations

MORRIS, MANNING & MARTIN, LLP

contained in the Company’s officer’s certificate, dated as of the date thereof, executed by a duly appointed officer of the Company (the “Officer’s Certificate”), setting forth certain representations and covenants relating to the organization and proposed operation of the Company, the Operating Partnership, and their respective subsidiaries (collectively, the Officer’s Certificate and the documents described in the immediately preceding sentence are referred to herein as the “Relevant Documents”).

We have assumed, with your consent, that (i) all of the factual representations, covenants and statements set forth in the Relevant Documents are true, correct and complete, (ii) any representation or statement made in the Officer’s Certificate as being made “to the knowledge of” or “in the belief of” any person or similarly qualified is true, correct and complete without such qualification, (iii) all of the obligations imposed by any such documents on the parties thereto have been and will be performed or satisfied in accordance with their terms, and (iv) the Company, the Operating Partnership, and their respective subsidiaries (if any) each will be operated in the manner described in the Relevant Documents and all terms and provisions of such agreements and documents will be complied with by all parties thereto. Further, we have assumed and relied on your representations that the information presented in the Relevant Documents accurately and completely describes all material facts relevant to our opinion. We have not undertaken any independent inquiry into, or verification of, these facts for the purpose of rendering this opinion. While we have reviewed all representations made to us to determine their reasonableness, we have no assurance that they are or will ultimately prove to be accurate. No facts have come to our attention, however, that would cause us to question the accuracy or completeness of such facts or the Relevant Documents in a material way. Our opinion is conditioned on the continuing accuracy and completeness of such representations, covenants and statements. Any material change or inaccuracy in the facts referred to, set forth, or assumed herein or in the Relevant Documents may affect our opinions and may render such opinions inapplicable.

We also have assumed the legal capacity of all natural persons, the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made. Where documents have been provided to us in draft form, we have assumed that the final executed versions of such documents will not differ materially from such drafts.

Based upon and subject to the foregoing, we are of the opinion that:

(i) commencing with the Company’s taxable year ending December 31, 2013, or the first year in which the Company commences material operations, the Company will be organized in conformity with the requirements for qualification and taxation as a real estate investment trust (“REIT”) under the Code, and the Company’s proposed method of operations will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code; and

(ii) the discussion in the Registration Statement under the heading “Federal Income Tax Considerations,” to the extent that it constitutes matters of federal income tax law or legal conclusions relating thereto, is a fair and accurate summary of the U.S. federal income tax considerations that are likely to be material to a holder of the Company’s Shares.

MORRIS, MANNING & MARTIN, LLP

We express no opinion on any issue relating to the Company, the Operating Partnership or the discussion in the Registration Statement under the heading “Federal Income Tax Considerations” other than as expressly stated above.

The Company’s qualification and taxation as a REIT will depend upon the Company’s ability to meet on a continuing basis, through actual annual operating and other results, the various requirements under the Code as described in the Registration Statement with regard to, among other things, the sources of its gross income, the composition of its assets, the level of its distributions to stockholders, and the diversity of its stock ownership. We will not review the Company’s compliance with these requirements on a continuing basis. Accordingly, no assurance can be given that the actual results of the operations of the Company for any given taxable year will satisfy the requirements under the Code for the Company’s qualification and taxation as a REIT.

This opinion letter is rendered to you for your use in connection with the Registration Statement. Except as provided in the next paragraph, this opinion letter may not be distributed, quoted in whole or in part or otherwise reproduced in any document, filed with any governmental agency, or relied upon by any other person for any other purpose (other than as required by law) without our express written consent.

We consent to the use of our name under the captions “Federal Income Tax Considerations” and “Legal Matters” in the Registration Statement and to the use of these opinions for filing as Exhibit 8.1 to the Registration Statement. In giving this consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission thereunder.

Very truly yours,

MORRIS, MANNING & MARTIN, LLP

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